Exhibit 99.1

XOMA Reports Third Quarter 2011 Financial Results

BERKELEY, Calif., November 9, 2011 -- XOMA Ltd. (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its financial results for the third quarter ended September 30, 2011. XOMA had total revenues of $16.2 million in the third quarter of 2011, compared with $10.9 million in the third quarter of 2010.  Third quarter 2011 revenue includes $5.9 million from Les Laboratoires Servier under the companies’ collaboration agreement for gevokizumab (XOMA 052) entered into in December 2010.

XOMA had a net loss of $6.5 million, or $0.20 per share, for the third quarter of 2011, compared with a net loss of $13.6 million, or $0.69 per share, for the third quarter of 2010.  At September 30, 2011, XOMA had cash and cash equivalents of $45.7 million, compared with $37.3 million at December 31, 2010.

Research and development expenses were $15.9 million in the 2011 third quarter, compared with $21.3 million in the 2010 third quarter. The decrease in R&D expenses in the 2011 period compared with the third quarter of 2010 primarily reflects decreased spending on XOMA 052-related clinical trials. Selling, general and administrative expenses (SG&A) were $7.3 million and $6.2 million in the 2011 and 2010 third quarters, respectively. In the 2011 third quarter, SG&A expense included a one-time $2.0 million accrued expense for severance-related costs.

During the first nine months of 2011, net cash used in operations was $21.0 million, compared with $42.9 million for the same period in 2010.  In the 2011 third quarter, XOMA raised $2.5 million through the sale of 1.2 million common shares under its existing At Market Issuance Sales Agreement with McNicoll, Lewis & Vlak, LLC.  As a result, the Company’s shares outstanding increased to 33.4 million as of September 30, 2011.

“These financial results reflect our initial efforts to reduce costs,” said John Varian, XOMA’s Interim Chief Executive Officer. “Our research and development spending was down substantially from last year and, without the one-time cost related to the previous CEO’s departure, selling, general and administrative expense would have been lower by 15%. We are committed to a further streamlining of our business over the next several months.”

Recent Highlights

•
XOMA was awarded a contract for up to $28 million from National Institute of Allergy and Infectious Diseases (NIAID). The federal contract, No. HHSN2722011031C, added two new toxin types to XOMA’s botulism anti-toxin development program, with the goal of developing therapeutics that can treat patients exposed to the potential bioterror agent botulinum neurotoxin.

•
Several presentations highlighting XOMA’s expertise in the development of recombinant antitoxins for botulism poisoning were made at the Seventh Triennial Basic and Therapeutic Aspects of Botulinum and Tetanus (Toxins 2011) and the 48th Annual Interagency Botulism Research Coordinating Committee (IBRCC) conferences.

•
The Board of Directors appointed John Varian as Interim Chief Executive Officer of XOMA and W. Denman Van Ness, XOMA's Lead Independent Director, as Chairman of the Board, following resignation of the Company’s Chairman, Chief Executive Officer and President. The Board has initiated a search for a permanent Chief Executive Officer.

•
XOMA announced its intention to change its jurisdiction of incorporation from Bermuda to Delaware. The action, which does not require shareholder approval, will not become effective until after certain filings are made in Bermuda and Delaware and the Securities and Exchange Commission declares XOMA’s related registration statement on Form S-4 effective.

Guidance

XOMA will not be providing specific guidance on overall revenues or cash receipts for the remainder of 2011 so as to best manage its ongoing business development discussions and other activities. The Company currently expects cash used in operating activities in 2011 may range from $30 million to cash neutral.

Investor Conference Call and Webcast

As previously announced, XOMA will host a conference call and webcast with a slide presentation today, November 9, 2011, at 4:30 p.m. ET to review the Company’s third quarter 2011 financial results.  The Company also will discuss the expansion of the gevokizumab program. The webcast and accompanying slide presentation can be accessed via the Investors’ section of XOMA’s website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on approximately February 9, 2012. Telephone numbers for the live audio cast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international). A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on November 16, 2011. Telephone numbers for the replay are 855-859-2056 (U.S./Canada) and 404-537-3406 (international), passcode 24519892.

About XOMA

XOMA is a leader in the discovery and development of novel antibody therapeutics. The company's proprietary product pipeline includes:

•
Gevokizumab (XOMA 052), a humanized antibody that binds to the inflammatory cytokine interleukin-1 beta, or IL-1 beta. XOMA plans to enter gevokizumab into Phase 3 clinical development in non-infectious uveitis affecting the intermediate and/or posterior segments of the eye. Les Laboratoires Servier is XOMA's development and commercialization partner for gevokizumab.

•
Antibodies against botulinum toxins, led by XOMA 3AB, a novel combination of three antibodies to prevent and treat botulism poisoning caused by exposure to botulinum neurotoxin Type A, among the most deadly bioterror threats. XOMA 3AB is in a Phase 1 clinical trial sponsored by the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH). Development of these antibodies has been funded in whole or in part with funds from NIAID, NIH, Department of Health and Human Services under Contract No. HHSN266200500004C, Contract No. HHSN266200600008C, Contract No. HHSN272200800028C, Contract No. HHSN266200600011C, Contract No., HHSN272200800026C, and Contract No. HHSN2722011031C.

•
A preclinical pipeline with candidates in development for autoimmune, cardio-metabolic, inflammatory and oncological diseases. Among these are two new classes of fully human monoclonal antibodies that activate (XMetA) or sensitize (XMetS) the insulin receptor in vivo, which represent distinct new therapeutic approaches to the treatment of patients with diabetes.

XOMA has a premier antibody discovery and development platform that incorporates an unmatched collection of antibody phage display libraries and proprietary optimization and expression and manufacturing technologies that it uses for its own pipeline and in collaborations with pharmaceutical and biotechnology companies. XOMA's fully integrated product development infrastructure extends from preclinical science to approval and is located in Berkeley, California. For more information, please visit www.xoma.com.

Forward-Looking Statements

Certain statements contained herein concerning anticipated levels of cash utilization or initiation of clinical trials, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the anticipated levels of cash utilization may be other than as expected due to unanticipated changes in XOMA's research and development programs, unavailability of additional arrangements or higher than anticipated transaction costs; and the initiation of clinical trials may be delayed or may never occur as a result of actions or inaction by our present or future collaboration partners, complications in the design, implementation or third-party approval of clinical trials, complications in the collection or interpretation of statistical data or unanticipated safety issues.

These and other risks, including those related to the generally unstable nature of current economic and financial market conditions; the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative or licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations and their discretion in decision-making; XOMA's ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demand for products; scale-up, manufacturing and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA's financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects.

** Tables Follow **

XOMA Ltd.
Company and Investor Contact:
Carol DeGuzman
510-204-7270
deguzman@xoma.com

Canale Communications
Media Contact:
Carolyn Hawley
619-849-5375
carolyn@canalecomm.com

XOMA Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenues:
License and collaborative fees	$4,859	$1,410	$16,725	$1,749
Contract and other revenue	11,349	5,733	31,477	18,025
Royalties	21	3,754	147	4,267
Total revenues	16,229	10,897	48,349	24,041
Operating expenses:
Research and development	15,851	21,345	51,479	58,278
Selling, general and administrative	7,296	6,197	18,779	16,776
Total operating expenses	23,147	27,542	70,258	75,054
Loss from operations	(6,918)	(16,645)	(21,909)	(51,013)
Other income (expense):
Interest expense	(652)	(104)	(1,818)	(281)
Other income	1,027	3,117	2,734	313
Net income before taxes	(6,543)	(13,632)	(20,993)	(50,981)
Provision for income tax expense	-	(1)	(15)	(17)
Net loss	$(6,543)	$(13,633)	$(21,008)	$(50,998)
Basic and diluted net income (loss) per common share	$(0.20)	$(0.69)	$(0.69)	$(2.87)

Shares used in computing basic net income (loss) per common share	32,761	19,802	30,623	17,742

XOMA Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30, 2011	December 31, 2010
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$45,707	$37,304
Trade and other receivables, net	14,900	20,864
Prepaid expenses and other current assets	1,341	712
Total current assets	61,948	58,880
Property and equipment, net	13,357	14,869
Other assets	1,880	503
Total assets	$77,185	$74,252

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,083	$3,581
Accrued liabilities	10,434	10,658
Deferred revenue	6,006	17,044
Warrant liabilities	896	4,245
Total current liabilities	20,419	35,528
Deferred revenue – long-term	8,016	1,086
Interest bearing obligation – long-term	26,649	13,694
Other long-term liabilities	440	353
Total liabilities	55,524	50,661
Shareholders’ equity	21,661	23,591
Total liabilities and shareholders' equity	$77,185	$74,252